# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001193125-22-168510
Filed by CIK 0001346543
Persons authorized to receive notices and communications: Matthew A. Drapkin, 9 Old Kings Hwy S., 4th Floor, Darien, Connecticut (CT), 06820, (203) 951-5440

## Reporting persons
- Northern Right Capital Management, L.P. (CIK 0001346543): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 369,140; shared voting power 429,331; sole dispositive power 369,140; shared dispositive power 429,331; aggregate amount beneficially owned 798,471 (6.9% of the class)
  Comment: Note to Rows 7 and 9: Northern Right Management (as defined herein) may be deemed to beneficially own 369,140 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
  Note to Rows 8 and 10: Northern Right Management may be deemed to beneficially own 429,331 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC LO (as defined herein).
- Northern Right Capital (QP), L.P. (CIK 0001451722): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 352,189; shared voting power 0; sole dispositive power 352,189; shared dispositive power 0; aggregate amount beneficially owned 352,189 (3.1% of the class)
- Northern Right Long Only Master Fund LP (CIK 0002052537): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 77,142; shared voting power 0; sole dispositive power 77,142; shared dispositive power 0; aggregate amount beneficially owned 77,142 (0.7% of the class)
  Comment: Note to Rows 7 and 9: On January 13, 2025, Northern Right QP transferred 77,142 shares of Common Stock to NRC LO for no consideration.
- Northern Right Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,142; sole dispositive power 0; shared dispositive power 77,142; aggregate amount beneficially owned 77,142 (0.7% of the class)
  Comment: Note to Rows 8 and 10: NRC Fund GP (as defined herein) may be deemed to beneficially own 77,142 shares of Common Stock currently held by NRC LO.
- BC Advisors, LLC (CIK 0001349003): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 798,471; sole dispositive power 0; shared dispositive power 798,471; aggregate amount beneficially owned 798,471 (6.9% of the class)
  Comment: Note to Rows 8 and 10: BCA (as defined herein) may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts.
- Matthew A. Drapkin (CIK 0001458693): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 75,716; shared voting power 798,471; sole dispositive power 75,716; shared dispositive power 798,471; aggregate amount beneficially owned 874,187 (7.6% of the class)
  Comment: (1) Mr. Drapkin may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP, NRC LO and the Managed Accounts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 7, 2022, as amended on June 21, 2022, February 13, 2024 and December 11, 2024, on behalf of the Reporting Persons (as defined below), with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Great Elm Capital Corp., a Maryland corporation (the "Issuer") (as amended, this "Statement").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Northern Right Capital Management, L.P., a Texas limited partnership ("Northern Right Management"); Northern Right Capital (QP), L.P., a Texas limited partnership ("Northern Right QP"); Northern Right Long Only Master Fund LP, an exempted limited partnership registered in the Cayman Islands ("NRC LO"); Northern Right Fund GP LLC, a Delaware limited liability company ("NRC Fund GP"); BC Advisors, LLC, a Texas limited liability company ("BCA"); and Matthew A. Drapkin. The Reporting Persons are filing this Statement jointly, and the amended and restated agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.2 and incorporated herein by reference (the "Amended and Restated Joint Filing Agreement").

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of Northern Right QP, and is the investment manager Northern Right QP, NRC LO and for separate managed accounts on behalf of investment advisory clients (the "Managed Accounts").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and supplemented to add the following information for updating as of the date hereof:

The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 11,544,415 shares of Common Stock outstanding, which amount is derived from 10,449,888 shares of Common Stock as reported as outstanding as of October 24, 2024 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 plus 1,094,527 shares of Common Stock issued pursuant to the Share Purchase Agreement, dated as of December 11, 2024, between the Issuer and Summit Grove Partners, LLC, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 12, 2024.

The Reporting Persons may be deemed to beneficially own in the aggregate 874,187 shares of Common Stock, which represent approximately 7.6% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 352,189 shares of Common Stock (the "QP Shares"), which represent approximately 3.1% of the outstanding shares of Common Stock.

On January 13, 2025, Northern Right QP transferred 77,142 shares of Common Stock to NRC LO for no consideration (the "NRC LO Transfer"). Following such transfer, NRC LO beneficially owns and has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 77,142 shares of Common Stock (the "LO Shares"). In the aggregate, such shares represent approximately 0.7% of the outstanding shares of Common Stock.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for NRC LO may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 369,140 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 3.2% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 6.9% of the outstanding shares of Common Stock.

NRC Fund GP, as general partner of NRC LO, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the LO Shares. NRC Fund GP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 0.7% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 75,716 shares of Common Stock. Mr. Drapkin, as managing member of BCA and NRC Fund GP, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA and NRC Fund GP. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 7.6% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5(a) of this Amendment No. 4 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5 of this Amendment No. 4 pertaining to the NRC LO Transfer is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 99.2 Amended and Restated Joint Filing Agreement by and among the Reporting Persons, dated January 21, 2025.

## Signatures
- Northern Right Capital Management, L.P.: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the general partner of Northern Right Capital Management, L.P. (01/21/2025)
- Northern Right Capital (QP), L.P.: /s/ Matthew A. Drapkin, Managing Member of BC Advisors, LLC, the gen. part. of Northern Right Capital Management, L.P. the gen. part. of Northern Right Capital (QP), L.P. (01/21/2025)
- Northern Right Long Only Master Fund LP: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member of Northern Right Fund GP LLC, the general partner of Northern Right Long Only Master Fund LP (01/21/2025)
- Northern Right Fund GP LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (01/21/2025)
- BC Advisors, LLC: /s/ Matthew A. Drapkin, Matthew A. Drapkin, Managing Member (01/21/2025)
- Matthew A. Drapkin: /s/ Matthew A. Drapkin, Matthew A. Drapkin (01/21/2025)